Eagle Bulk Shipping Inc.

477 Madison Avenue

New York, NY 10022

June 16, 2015

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	J. Nolan McWilliams
Attorney-Advisor

Re:	Eagle Bulk Shipping Inc.
Registration Statement on Form S-3
Filed May 1, 2015
File No. 333-203812

Dear Mr. McWilliams:

Set forth below are the responses of Eagle Bulk Shipping Inc., a Marshall Islands corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 14, 2015 with respect to the Registration Statement on Form S-3 filed with the Commission on May 1, 2015 (the “Registration Statement”).

For your convenience, the Company has set forth below each Staff comment followed by the Company’s response. Caption references and page numbers refer to the captions and pages contained in Form S-3 filed with the Commission on the date hereof (“Form S-3”), unless otherwise indicated.

Description of Purchase Contracts, page 24

1.

Refer to the disclosure that “[w]e may issue purchase contracts for the purchase or sale of debt or equity securities issued by us or securities of third parties . . . .” To the extent you include the offering of underlying third party debt obligations, please confirm that you will comply with the registration and disclosure requirements of the Securities Act and any other applicable rules and regulations in effecting any such distribution of any such third party obligations. Please also confirm that you will include disclosure as necessary in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such third party debt obligations. For guidance, refer to the Morgan Stanley & Co., Inc. no-action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

Division of Corporation Finance
June 16, 2015

Response:

The Company confirms to the Staff that, in connection with any issuance by the Company of purchase contracts for the purchase or sale of debt securities of a third party, (i) it will comply with the registration and disclosure requirements of the Securities Act and any other applicable rules and regulations in effecting the distribution of any such third-party debt obligations and (ii) it will include disclosure as necessary in the applicable prospectus supplement or other offering materials, including any required financial statement and non-financial statement disclosure about the issuer of such third-party debt obligations.

Selling Shareholders, page 27

2.

Please revise footnote 4 to the table to disclose the name of the natural person or persons who exercises voting and dispositive power over the securities held by EB Holdings, and remove the limiting reference “except to the extent of any pecuniary interest therein.”

Response:

The Company has revised the disclosure on page 27 of the Form S-3 in response to the Staff’s comment.

Exhibits 5.1 and 5.2

3.

We note that the registration statement registers guarantees of subsidiaries organized in Marshall Islands, Delaware, and Singapore. We further note that Exhibit 5.1 is limited to the laws of the Marshall Islands and Exhibit 5.2 is limited to the laws of the State of New York. When you file your amended registration statement, please include the opinion of qualified counsel as to the corporate authority and due authorization and execution of each of the subsidiary guarantees that were entered into by each of the additional registrants in their respective jurisdictions, or file separate opinions.

Response:

In response to the Staff’s comment, the Company has refiled Exhibits 5.1 and 5.2 to the Registration Statement to include opinions with respect to the guarantees of subsidiaries that are organized in the Marshall Islands and Delaware, respectively. The Company has separately filed a new Exhibit 5.3 with respect to the guarantees to be issued by the additional registrant subsidiaries that are organized in Singapore.

* * * * *

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance
June 16, 2015

If you have any questions with respect to the foregoing, please do not hesitate to call me at (212) 785-2500 or Andrew Brady of Akin Gump Strauss Hauer & Feld LLP at (202) 887-4170.

Very truly yours,

/s/ Adir Katzav

Adir Katzav

Chief Financial Officer

cc: Andrew Brady, Esq.

Daniel Fisher, Esq.